CYTODYN INC.

October 4, 2021

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Gabor

Re:	CytoDyn Inc.

Registration Statement on Form S-3

File No. 333-258944

Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, CytoDyn Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3 filed on August 19, 2021 (File No. 333-258944) (the “Registration Statement”) so that the Registration Statement shall become effective at 11 am Eastern Time on October 6, 2021, or as soon as possible thereafter.

We would appreciate notification by telephone of the effective date of the Registration Statement and confirmation of such effectiveness in writing.

If you have any questions about the foregoing request, please contact our counsel, Mary Ann Frantz of Miller Nash LLP at (503) 880-0278, or the undersigned at (360) 980-8524.

Very truly yours,

CYTODYN INC.

By:	/s/ Antonio Migliarese
Antonio Migliarese
Chief Financial Officer

cc: Mary Ann Frantz, Miller Nash LLP